

EARTHY

## transparent, adaptogen nutrition brand out to redefine the outdated supplement industry.

liveearthy.co Los Angeles CA

# Featured Investors

**Brian Mulderrig**

Syndicate Lead

Syndicate Lead

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Investing in Earthy is more than a financial decision for me; it's a deliberate choice to support a transformative adaptogen brand that is helping to redefine transparency standards within a supplement industry that is ripe for disruption. Today, we find ourselves at a pivotal moment where numerous popular nutrition brands, often touting "proprietary blends," are being exposed for their ineffective doses, false claims, and inclusion of low-quality filler ingredients. Earthy stands out as one of the few supplement companies effectively challenging the status quo. Brooks and Kyle's recent journey—running and biking from Canada to Mexico—while spreading awareness about the imperative to reconnect with nature, food, and each other, serves as a powerful testament to their dedication to the Earthy mission. Personally, I can attest to the exceptional taste and efficacy of their flagship product, Earthy Energy. I am excited to witness a company built on the foundation of transparent, traceable, and organic ingredients not only succeed but also help set a new standard for excellence in the industry.

**Invested $10,000 this round & $50,000 previously**

# Highlights

1. founders ran and biked from Canada to Mexico to prove the product works. It does.
2. Two veteran players on the team- digital growth expert and creative director.
3. Founders with prior supplement industry experience and aiming to solve problem they uncovered.

# Our Team



**Brooks Bash** Co-Founder and CEO

Ran from Canada to Mexico, built the largest youth sports complex in America (silverlakes)



**Kyle Huber** Co-Founder and COO

Biked from Canada to Mexico, key member of CreativeLive when it was acquired by fiverr.

# Pitch




earthy™
TRANSPARENT ADAPTOGEN NUTRITION
confidential


THE SUPPLEMENT INDUSTRY
IS LETTING PEOPLE DOWN
warning: industry contains
low quality, dangerous ingredients, false claims, outdated formulas, proprietary blends, bs marketing, ineffective doses, fillers, hidden synthetic ingredients and more...
confidential


earthy
earthy 06-23
WHAT WE'RE ABOUT
OUR MISSION:
empower individuals to own their health
journeys and achieve their peak state


OUR VISION:
supply chain traceability is the standard
+ regeneration of people and planet
confidential

## THE TEAM



### BROOKS BASH

**founder & ceo**

ultra athlete and entrepreneur
scaled CPG brand into national distribution
built sports venue to over 1m in annual attendance



### KYLE HUBER

**founder & coo**

creator, leader, and adventurer
multi-skilled operator across creative and business
visual storyteller + producer at CreativeLive (Fiverr)



### BEN PETRAGLIA

**head of growth**

D2C growth marketing consultant
300% client revenue growth in the past year
proven track record of success with CPG brands



### ZACHARY OLIVER WILLIAMS

**creative director**

12+ year LA ad agency brand design professional delivering CPG product branding in-house for TOMS, Beats by Dre, Johnson & Johnson, Rivian, AMEX & more

## PRODUCT 1: EARTHY ENERGY

### AN ULTRA-HIGH QUALITY ADAPTOGEN PRE-MOVEMENT MIX

**how it's different**

- adaptogen mushrooms
- natural caffeine with no jitters
- full ingredient transparency
- all organic ingredients
- effective dose
- enjoyable hot or cold
- 3rd party tested
- strict ingredient vetting


earthy
energy
pre-movement
lion's mane 1g cordyceps 1g
guayusa 160mg beetroot 500mg

### MADE WITH TRACEABLE INGREDIENTS

**lion's mane**
cognitive boost, focus + memory
*m2 ingredients, san diego, ca*

**cordyceps**
increased performance via atp production
*m2 ingredients, san diego, ca*

**guayusa leaf**
clean natural caffeine
*applied food sciences, ecuador*

**cacao**
antioxidants + taste
*windy city organics, peru*

**beetroot**
cardiovascular boost

earthy

earthy 10-23

## THE LANDSCAPE

### CUSTOMERS



### COMPETITORS



**Laird Superfood**
popular brand backed by major influencer



**MUD/WTR**
quick-growing mushroom brand focused on replacing coffee


NAKED
WHEY

**Naked nutrition**
pure protein with no GMOS



**ONNIT**
Mental + physical supplements, proprietary blends, no traceability



**BPN**
sports supplement brand. third party testing but no traceability or mushrooms

### MARKET GROWTH

**$151B** — **TAM: global supplements**
expected CAGR of 8.9% through 2030

**$19.3B** — **SAM: global mushroom**
$7.98 billion in 2020 and expects it to swell to $19.33 billion in 2030

**$8.9B** — **SOM: n. america mushroom**
North america held the major share of 46.1% of the functional mushroom market in 2020

earthy

earthy 10-23

## MARKETING MIX



### BUILD DIGITAL COMMUNITY

- collaborate with aligned content creators
- sponsor podcasts with active communities
- earthy Network: online community with exclusive subscriber perks

### PAID SOCIAL

- controlled, data-driven growth
- partnered with proven growth expert to help us achieve our subscription goals
- niche-specific creative content

### BUILD IRL COMMUNITY

- activations at West Coast sport stores (west coast road show)
- sponsor KH Race Group (15 races) + more
- equinox sampling partnership
- activate + sample at bouldering gyms, pickleball tournaments and other growing communities

### ORGANIC SOCIAL

- support athletes as they conquer elite challenges
- reach influencer club at USC
- educate on mushrooms, farmers, flaws of supplement industry etc

earthy

earthy 10-23

## WEST COAST TOUR


west coast tour.

We believe in our mission and product so much that we decided to (literally) hit the pavement. We ran and cycled down the entire west coast, operating the business, connecting with customers and sharing *earthy* along the way. Watch the video here.



earthy

earthy 10-23

## SALES

| profit margin | year 1 subscriber goal | year 1 projected revenue |
|---|---|---|
| 67% | 2,400 | $942K |

### SUBSCRIPTION / SHOPIFY LAUNCH

directly own customer relationships

we partnered with an ecommerce growth expert to get our message to the right people

### SPORT SHOPS LAUNCH

key entry point to activate and sample within sports communities

we partnered with a sales broker who has deep relationships with West Coast sports shops

### AMAZON LAUNCH YEAR 2

77% of supplements are sold on Amazon

to disrupt the supplement industry we will bring earthy to where our customers are

### NATURAL RETAIL YEAR 2

we have relationships with natural grocery brokers who are ready to work with us

*Note: forward-looking projections cannot be guaranteed.*

earthy

earthy 10-23

## THE FUTURE

| MARCH | APRIL | JULY | SEPT |
|---|---|---|---|
| research & development | branding | production | launch |

2023 → 2024 → 2025

- launch product 1, earth energy
- grassroots growth via in-person events and active online communities
- launch SKU 2 (caffeine free)

- expand event programming
- partner with non-profit orgs in suppliers' communities
- launch SKU 3 (immunity), SKU 4 (aging), SKU 5 (recovery)
- launch ingredient customization

- establish new industry standards
- pioneer transparent sourcing
- closely monitor psilocybin and incorporate into products when legal
- continue building earthy one great customer at a time

OPPORTUNITY

# RAISING
# 124K SAFE

# USE OF FUNDS

| | |
|---|---|
| production runs - year 1 | $54,725 |
| marketing | $52,948 |
| administrative | $2,067 |
| 3rd party testing | $2,067 |
| research & development | $1,860 |
| wefunder fee | $10,333 |
| total | $124,000 |